November 19, 2024

Bronson Crouch
Chief Executive Officer
Instil Bio, Inc.
3963 Maple Avenue, Suite 350
Dallas, TX 75219

       Re: Instil Bio, Inc.
           Registration Statement on Form S-3
           Filed November 13, 2024
           File No. 333-283205
Dear Bronson Crouch:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Courtney M.W. Tygesson, Esq.